September 3, 2021

Ms. Jennifer Gowetski

Division of Corporate Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

Washington DC 20549

Re:	ReAlpha Asset Management, Inc.
Amendment No. 4 to Offering Statement on Form 1-A
Filed August 30, 2021
File No. 024-11523

Dear Ms. Gowetski,

On behalf of ReAlpha Asset Management, Inc., I hereby withdraw the previous filed request for qualification of the above-referenced offering statement.

Sincerely,

/s/ Mike Logozzo

Mike Logozzo
Chief Financial Officer
ReAlpha Asset Management, Inc.

cc:  Brian North

Buchanan Ingersoll & Rooney PC